Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Zhihu Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

(1) PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(4) PROPOSED RE-ELECTION OF DIRECTORS;

(5) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(6) NOTICES OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

A letter from the Board is set out on pages 5 to 15 of this circular.

Notices convening the Class A Meeting, the Class B Meeting, and the AGM to be held at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park,  5A Xueyuan Road, Haidian District, Beijing, China on June 10, 2022 at 10:00 a.m., 10:30 a.m., and 11:00 a.m., respectively, are set out on pages 125,  134, and 137 of this circular, respectively. A form of proxy for use at each of the Class A Meeting, the Class B Meeting, and the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

PRECAUTIONARY MEASURES FOR THE AGM

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of Shareholders, and in line with the local government’s directive on social distancing, personal and environmental hygiene, the Company will implement the following precautionary measures at the AGM:

•            compulsory body temperature screening

•            Beijing health kit green code

•            compulsory wearing of facial masks

•            maintaining appropriate distancing and spacing

•            limiting the number of the AGM attendees to avoid over-crowding

Attendees are reminded that they should consider the risks of attending the AGM, taking into account their own personal circumstances. Any person, who (a) does not comply with the precautionary measures; (b) is subject to the local government’s quarantine requirements or has close contact with any person under quarantine; (c) is subject to the local government’s prescribed testing requirement or direction and has not tested negative; or (d) feels unwell or has any symptoms of COVID-19, will be denied entry into the AGM venue at the absolute discretion of the Company as permitted by law. All attendees are requested to wear facial masks at all times at the AGM venue. It is possible that Shareholders and/or their representatives may not be able to attend in person at the AGM venue depending on the prevailing local government regulations. Shareholders are strongly encouraged to attend online, and exercise their voting rights at the AGM by appointing the chairman of the AGM as proxy to attend and vote on the relevant resolutions at the AGM instead of attending the AGM or any adjourned meeting in person.

May 19, 2022

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2012 Plan”	the share incentive plan our Company adopted in June 2012, as amended from time to time

“2022 Plan”	the share incentive plan approved and adopted by our Company on March 30, 2022 to take effect from Listing, as amended from time to time

“ADS(s)”	American Depositary Shares, every two representing one Class A Ordinary Shares

“ADS Record Date”	May 17, 2022 (New York time)

“AGM”	the annual general meeting of the Company to be convened on June 10, 2022 at 11:00 a.m. to consider and, if thought fit, approve, among other things, the proposed amendment of the Articles, the Issuance Mandate and the Repurchase Mandate, the proposed re-election of Directors and the proposed re-appointment of auditor

“Amended Articles”	the proposed eleventh amended and restated articles of association of the Company, a copy of which, marked to show the amendments proposed to be made to the Articles, is set out in Appendix I to this circular

“Articles” or “Articles of Association”	the tenth amended and restated articles of association of the Company adopted by a special resolution of the shareholders of the Company on March 18, 2021 and effective on March 30, 2021

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

DEFINITIONS

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Meeting”	the class meeting of the holders of the Class A Ordinary Shares to be convened on June 10, 2022 at 10:00 a.m. to consider and, if thought fit, approve, a number of proposed amendments to the Articles

“Class A Ordinary Shares”	class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class-based Resolution”	a resolution to incorporate into the Articles Rules 8A.09, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18(1), 8A.18(2), 8A.19, 8A.22, 8A.23 and 8A.24 of the Hong Kong Listing Rules

“Class B Meeting”	the class meeting of the holders of the Class B Ordinary Shares to be convened on June 10, 2022 at 10:30 a.m. to consider and, if thought fit, approve, a number of proposed amendments to the Articles

“Class B Ordinary Shares”	class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Amended Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Zhihu Inc. 知乎 (formerly known as “Zhihu Technology Limited”), a company with limited liability incorporated in the Cayman Islands on May 17, 2011

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary companies through which Mr. Zhou has an interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs

“Directors”	the director(s) of the Company from time to time

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	May 13, 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on April 22, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“Mr. Zhou”	Mr. Yuan Zhou, an executive Director, the Chairman of the Board, the Chief Executive Officer and the founder of the Company

“Non-class-based Resolution”	a resolution to incorporate into the Articles the Unmet Articles Requirements (as defined on page 7 of this circular) not covered by the Class-based Resolution and the Forum Selection Clarification (as defined on page 7 of this circular)

“Prospectus”	the prospectus of the Company dated April 11, 2022 in connection with the Listing

DEFINITIONS

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Amended Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Share Record Date”	May 17, 2022 (Hong Kong time)

“Shareholders”	person(s) who are registered as the holder(s) of the Share(s) in the register of members of the Company

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it in the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Executive Directors:	Registered Office:
Mr. Yuan Zhou (Chairman)	PO Box 309
Mr. Dahai Li	Ugland House
Mr. Wei Sun	Grand Cayman KY1-1104
Cayman Islands

Non-executive Directors:
Mr. Zhaohui Li
Mr. Dingjia Chen
Head Office and Principal Place of Business in China:
Independent Non-executive Directors:	A5 Xueyuan Road
Mr. Hanhui Sam Sun	Haidian District
Ms. Hope Ni	Beijing 100083
Mr. Derek Chen	China

Principal Place of Business in Hong Kong:
Level 54, Hopewell Centre
183 Queen’s Road East
Hong Kong

May 19, 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(4) PROPOSED RE-ELECTION OF DIRECTORS;

(5) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(6) NOTICES OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

1.     INTRODUCTION

On behalf of the Board, I would like to invite you to attend the Class A Meeting, the Class  B Meeting, and the AGM (as applicable to you) to be held at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China on June 10, 2022. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the AGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the Class A Meeting, the Class B Meeting and the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)          the proposed amendment of the Articles of Association;

(b)         the proposed grant of a general mandate to issue Shares;

(c)         the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(d)         the proposed re-election of Directors; and

(e)         the proposed re-appointment of auditor.

2.     PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION

Reference is made to the section headed “Waivers and Exemptions – Requirement  Relating to the Articles of Association of the Company” of the Prospectus.

As disclosed in the Prospectus, in connection with the Listing, the Company applied for, and the Hong Kong Stock Exchange granted, a waiver from strict compliance with the Unmet Articles Requirements (defined below), subject to a number of conditions (the “Waiver”). As a condition for the Waiver, the Company undertook to seek shareholders’ approval to amend its Articles to comply with the Unmet Articles Requirements at its first annual general meeting following the Listing which should be convened before August 31, 2022. Pursuant to the said undertaking, the Company hereby convenes the AGM, the Class A Meeting and the Class B Meeting and proposes the following amendments to the Articles.

Proposed amendments to the Articles

As the Company is dual primary listed on the Stock Exchange, its Articles are required to comply with Appendix 3 of the Listing Rules. Rule 8A.44 of the Listing Rules requires issuers with WVR structures such as the Company to give force to the requirements of Rules  8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.21, 8A.22, 8A.23,  8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38,  8A.39, 8A.40 and 8A.41 by incorporating them into their articles of association or equivalent document (together with the requirements under Appendix 3 to the Hong Kong Listing Rules, the “Listing Rules Articles Requirements”).

The Company’s Articles do not comply with some of the Listing Rules  Articles Requirements, namely, (i) paragraphs 4(2)-(3), 14(1)-(5), 15, 16, 17, 18, 20 and 21 of Appendix  3 to the Listing Rules, and (ii) Rules 8A.09, 8A.13 to 8A.19, 8A.22 to 8A.24, 8A.26 to 8A.35 and 8A.37 to 8A.41 of the Listing Rules (together, the “Unmet Listing Rules Articles Requirements”). Other than the said Unmet Listing Rules  Articles Requirements, the remaining Listing Rules Articles Requirements are met by the Articles.

LETTER FROM THE BOARD

In addition, to further enhance its shareholder protection measures, the Company will at the AGM seek the shareholders’ approval to incorporate the following into its Articles: (a) lowering the quorum of general meeting (which is not a class meeting) from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company as currently provided for under article 66 in the Articles to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company (on a one vote per share basis) (the “Quorum Requirement”); (b) where a general meeting is postponed by the directors pursuant to article 72 of the Articles, requiring such meeting to be postponed to a specific date, time and place (the “GM Postponement Requirement”); and (c) removing the Directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration under article 18 of the Articles, as well as the Directors’ powers to authorize the division of Shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A Ordinary Shares under article 9 of the Articles as well as making the Directors’ powers to issue preferred shares under article 9 of the Articles to be subject to the Articles, compliance with the Listing Rules and the Takeovers Code and the conditions that (x) no new class of shares with voting rights superior to those of Class A Ordinary Shares will be created and (y) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares (“Amendment of Directors’ Class Right Related Powers,” together with the Unmet Listing Rules Articles Requirements, the Quorum Requirement, and the GM Postponement Requirement, the “Unmet Articles Requirements”).

The Company will also propose amendments to the Articles at the AGM to clarify that (i) the Company, its shareholders, directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the shareholders, any action asserting a claim arising pursuant to any provision of the Companies Act or the Articles, or any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine; and (ii) the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company (the “Forum Selection Clarification”).

As advised by the Company’s legal advisor as to Cayman Islands laws, the incorporation of the following Unmet Articles Requirements will require approvals of both holders of Class B Ordinary Shares and holders of Class  A Ordinary Shares in separate class meetings accordance with the Articles because these requirements would materially adversely vary the rights attached to Class B Ordinary Shares and Class A Ordinary Shares respectively: Rules  8A.09, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18(1), 8A.18(2), 8A.19, 8A.22, 8A.23 and 8A.24 of the Listing Rules – a resolution to incorporate these Unmet Articles Requirements (the “Class-based Resolution”) will therefore need to be approved at each of the Class A Meeting and the Class B Meeting.

LETTER FROM THE BOARD

A copy of the Amended Articles, marked to show all the above discussed amendments proposed to be made to the Articles (i.e. if the Class-based Resolution and the Non-class-based Resolution (defined below) are both approved), is set out in Part A of Appendix I to this circular.

Quorum and voting

The quorum for the Class B Meeting or Class A Meeting shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the respective issued Class B Ordinary Shares or Class A Ordinary Shares, respectively, in accordance with article 18 of the Articles. The Class-based Resolution requires approval by an ordinary resolution passed by a simple majority of holders of Class A ordinary shares at the Class A Meeting and an ordinary resolution passed by a simple majority of holders of Class B ordinary shares at the Class B Meeting, voting in person or by proxy, pursuant to article 18 of the Articles.

If the Class-based Resolution is passed at both the Class B Meeting and Class A Meeting, at the AGM where all Shareholders may vote as a single class, the Shareholders will be asked to vote on (a) the Class-based Resolution and (b) another resolution to incorporate into the Articles (i) the Unmet Articles Requirements not covered by the Class-based Resolution and (ii) the Forum Selection Clarification (the “Non-class-based Resolution”). The quorum for the AGM will be one or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote present in person or by proxy, or, if a corporate or other non-natural person, by its duly authorized representative, pursuant to article 66 of the Articles. At the AGM, each of the Class-based Resolution and the Non-class-based Resolution will require approval by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, votes in person or by proxy or, in the case of corporations, by their duly authorized representatives, in accordance with article 160 of the Articles.

If the Class-based Resolution is not approved at either the Class B Meeting or Class A Meeting, then the Shareholders at the AGM will only be asked to vote on the Non-class-based Resolution. A copy of the Amended Articles, marked to show the proposed amendments if the Class-based Resolution is not approved and only the Non-class-based Resolution is approved, is set out in Part B of Appendix I to this circular.

Conditions for the Waiver

The conditions for the Waiver, which have previously been disclosed the section headed “Waivers and Exemptions – Requirement Relating to the Articles of Association of the Company” of the Prospectus, are set out below in full for your reference:

(1)	at its first general meeting following the Listing (the “First GM”), the Company will put forth: (i) the Class-based Resolution at the Class B Meeting and the Class A Meeting; and (ii) the Class-based Resolution (if adopted at the Class B Meeting and Class A Meeting) and the Non-class-based Resolution at the AGM (together, the “Proposed Resolutions”) to amend its Articles to comply with the Unmet Articles Requirements;

LETTER FROM THE BOARD

(2)	the WVR Beneficiary has irrevocably undertaken to the Company to be present at the First GM (whether in person or by proxy) and any general meeting that may be convened after the Listing and until all the Proposed Resolutions are approved by the shareholders, and to vote in favor of the Proposed Resolutions;

(3)	if any of the Proposed Resolutions are not passed at the First GM, until they are all approved by the Shareholders, the Company has irrevocably undertaken to the Stock Exchange to put forth the Proposed Resolutions that have not been passed at each subsequent annual general meeting, and the WVR Beneficiary has irrevocably undertaken to the Company to continue to be present (whether in person or by proxy) and vote in favor of such Proposed Resolutions at each subsequent general meeting at which the Company puts forth such Proposed Resolutions until all Proposed Resolutions are approved by the Shareholders. The WVR Beneficiary has further undertaken to the Company to be present at any general meeting after the Listing until all Proposed Resolutions are approved by Shareholders;

(4)	each of Mr. Dahai Li and Mr. Wei Sun (together, the “Undertaking Shareholders”) has irrevocably undertaken to the Company to, and if any Class A Ordinary Share or ADS is held by intermediaries held or controlled by him, procure such intermediaries to be present at the Class A Meeting and the AGM (whether in person or by proxy) and to vote in favor of the Proposed Resolutions and that, if any of the Proposed Resolutions are not passed at the First GM, until they are all approved, he or the said intermediaries will continue to attend (whether in person or by proxy) each subsequent class meeting of the holders of the Class A Ordinary Shares and general meeting at which the Company puts forth the Proposed Resolutions and vote in favor of such Proposed Resolutions;

(5)	the Company will issue a press release announcing its support publicly for the Proposed Resolutions each year after the Listing until all the Proposed Resolutions are adopted;

(6)	the Company, the WVR Beneficiary and each of the other Directors in their individual capacity as a Director of the Company has irrevocably undertaken to the Stock Exchange that it will comply with the Unmet Listing Rules Articles Requirements, the GM Postponement Requirement, the Amendment of Directors’ Class Right Related Powers, and the Forum Selection Clarification in full (the “Undertaking for Interim Compliance”) upon the Listing and before the Articles are formally amended to incorporate the Unmet Articles Requirements, except for:

•	paragraph 15 of Appendix 3 such that, prior to the Articles being amended, the threshold for passing a resolution in a separate class meeting will be approval by a simple majority of the votes cast by the issued shares of that class pursuant to article 18 of the Articles;

LETTER FROM THE BOARD

•	paragraph 16 of Appendix 3 such that, prior to the Articles being amended, the threshold for passing a special resolution for amendments to the Articles will be approval by Shareholders holding not less than two-thirds of the voting rights of those present and voting in person or by proxy at the general meeting in accordance with article 160 of the Articles; and

•	Rules 8A.24(1) and (2) such that, prior to the Articles being amended, weighted voting rights will apply in connection with passing the Proposed Resolutions.

For the avoidance of doubt, the above exceptions are only applicable to the passing of the Proposed Resolutions, and the Company has irrevocably undertaken to the Stock Exchange to comply with paragraphs 15 and 16 of Appendix 3 and Rules 8A.24(1) and (2) for passing any resolution at a separate class meeting and any special resolution after the Listing (other than the Proposed Resolutions) under the Undertaking for Interim Compliance, and if any of the Class-based Resolution is not passed at the First GM, the Undertaking for Interim Compliance will remain valid until the Class-based Resolution is passed;

(7)	the WVR Beneficiary has irrevocably undertaken to the Company and the Stock Exchange that:

•	he will procure the Company to give effect to the Undertaking for Interim Compliance upon the Listing and before its Articles are formally amended;

•	in the event any Class B Ordinary Share is to be transferred to a founder affiliate (as defined in the Articles) of the WVR Beneficiary that is not a director holding vehicle after the Listing but before the Articles are formally amended, it will convert such Class B Ordinary Shares into Class A Ordinary Shares by delivering a written notice to the Company in accordance with the Articles and only transfer the resultant Class A Ordinary Shares to such Affiliate;

•	after the Listing but before the Articles are formally amended, he will not effect any change in his holding structure of any Class B Ordinary Shares unless and until the Stock Exchange has approved such change; and

•	he will procure MO Holding Ltd. to, prior to the Listing, deliver a written conversion notice to the Company in accordance with article 13 of the Articles that (a) all of the Class B Ordinary Shares it holds shall be converted to Class A Ordinary Shares on a one-for-one basis immediately upon any event listed in Rule 8A.17 of the Listing Rules occurring after the Listing and before the Articles are formally amended, and (b) to the extent there is any voluntary or involuntary transfer of legal title to or beneficial ownership of any Class B Ordinary Shares (e.g. upon or as a result of foreclosure of share pledge) to an entity that is not a director holding vehicle after the Listing and before the Articles are formally amended, the Class B Ordinary Shares subject to the transfer shall be converted to Class A Ordinary Shares on a one-for-one basis; such conversion notice shall expire immediately upon the Articles are formally amended;

LETTER FROM THE BOARD

A director holding vehicle, for the purpose of the above paragraph, means (a) a partnership of which the WVR Beneficiary is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Class B Ordinary Shares held by such partnership are solely dictated by the WVR Beneficiary; (b) a trust of which the WVR Beneficiary is a beneficiary and that meets the following conditions: (i) the WVR Beneficiary must in substance retain an element of control of the trust and any immediate holding companies of, or, if not permitted in the relevant tax jurisdiction, retain a beneficial interest in any and all of the Class B Ordinary Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) a private company or other vehicle wholly-owned and wholly controlled by the WVR Beneficiary or by a trust referred to in paragraph (b) above;

(8)	if any holders of ADSs fail to give valid or timely voting instructions to the Depositary with respect of the Proposed Resolutions, the Company will exercise any discretionary proxy it may have under the deposit agreement for the ADSs to vote the underlying Class A Ordinary Shares represented by such ADSs in favor of the Proposed Resolutions at any general meetings; and

(9)	the Company remains listed on the NYSE.

      The Company’s legal advisor as to the laws of the Cayman Islands confirms that the Undertaking for Interim Compliance will not violate the laws and regulations of the Cayman Islands, and the Company confirms that, having consulted its other legal advisors, the Undertaking for Interim Compliance will also not violate other laws and regulations applicable to the Company.

      The WVR Beneficiary acknowledged and agreed that the Shareholders of the Company may rely on the WVR Beneficiary’s undertakings described in paragraphs (2), (3) and (7) above (the “WVR Beneficiary’s Articles Undertaking”) in acquiring and holding their Shares and that such undertakings are intended to confer a benefit on the Company and all existing and future Shareholders and may be enforced by the Company and/or any such Shareholder against the WVR Beneficiary.

LETTER FROM THE BOARD

The WVR Beneficiary’s Articles Undertaking shall automatically terminate upon the earliest of (i) the proposed amendments to the Articles described above have become effective, (ii) the date of delisting of the Company from the Stock Exchange; and (iii) the date on which the WVR Beneficiary ceases to be a beneficiary of weighted voting rights in the Company. For the avoidance of doubt, the termination of the WVR Beneficiary’s Articles Undertaking shall not affect any rights, remedies, obligations or liabilities of the Company and/or any Shareholder and/or the WVR Beneficiary himself that have accrued up to the date of termination, including the right to claim damages and/or apply for any injunction in respect of any breach of the WVR Beneficiary’s Articles Undertaking which existed at or before the date of termination. The WVR Beneficiary’s Articles Undertaking shall be governed by the laws of the Hong Kong and all matters, claims or disputes arising out of the WVR Beneficiary’s Articles Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong.

For further details and context of the proposed amendment of the Articles and the Waiver, please refer to the section headed “Waivers and Exemptions – Requirement relating to the Articles of Association of the Company” of the Prospectus.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 297,965,640 Class A Ordinary Shares (excluding the 8,875,063 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”) as of the Latest Practicable Date) and 19,227,592 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 63,438,646 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 7, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 6 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 5 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 297,965,640 Class A Ordinary Shares (excluding the 8,875,063 Bulk Issuance Shares as of the Latest Practicable Date) and 19,227,592 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 31,719,323 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Undertaking for Interim Compliance as well as the Corporate Governance Code set out in Appendix 14 of the Listing Rules, Mr. Dahai Li, Mr. Dingjia Chen and Mr. Derek Chen shall retire at the AGM and, being eligible, will offer themselves for re-election as Director at the AGM.

LETTER FROM THE BOARD

The Nominating and Corporate Governance Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Mr. Derek Chen, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules; and satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nominating and Corporate Governance Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix III to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a shareholder may nominate a person to stand for election as a Director.

6.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix the remuneration of the auditor.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

7.	THE AGM AND THE CLASS MEETINGS AND PROXY ARRANGEMENT

The Class A Meeting, the Class B Meeting, and the AGM will be held at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China on June 10, 2022. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the AGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is conclude.

The Notice of the Annual General Meeting, Notice of the Class A Meeting, and Notice of the Class B Meeting are enclosed and are published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). These notices serve as the notice of general meetings required under Rule 13.71 of the Listing Rules.

LETTER FROM THE BOARD

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed amendment of the Articles, the proposed Issuance Mandate and the Repurchase Mandate, the proposed re-election of the retiring Directors, and the proposed re-appointment of the auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM, the Class A Meeting, and the Class B Meeting respectively.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board Zhihu Inc. Yuan Zhou Chairman

APPENDIX I	THE AMENDED ARTICLES

PART A THE AMENDED ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~TENTH~~ELEVENTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

ZHIHU INC. 知乎

(Adopted by ~~a Special Resolution~~special resolution passed on ~~March 18, 2021~~[●]and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~on [●])

1.	The name of the Company is Zhihu Inc. 知乎.

2.	The Registered Office of the Company will be situated at the ~~offices of~~  offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorized share capital of the Company is US$200,000 divided into 1,600,000,000 shares comprising of (i) ~~1,500,000,000~~1,550,000,000 Class A Ordinary Shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B Ordinary Shares of a par value of US$0.000125 each~~, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles.~~ Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

APPENDIX I	THE AMENDED ARTICLES

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX I	THE AMENDED ARTICLES

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~TENTH~~ELEVENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

ZHIHU INC. 知乎

(Adopted by ~~a Special Resolution~~special resolution passed on ~~March 18, 2021~~[●]and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~on [●])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate” means	in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX I	THE AMENDED ARTICLES

“associate”	shall have the meaning given to it in the Listing Rules;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

~~“CEO”~~	~~means the chief executive officer of the Company;~~

“Chairman”	means the chairman of the Board of Directors;

“close associate”	shall have the meaning given to it in the Listing Rules;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.000125 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.000125 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Companies Ordinance”	means the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as in force from time to time;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing, and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means Zhihu Inc. 知乎, a Cayman Islands exempted company;

APPENDIX I	THE AMENDED ARTICLES

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	shall have the meaning given to it in the Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 119;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Listing Rules;

“Director”	means any director from time to time of the Company;

“Director Holding Vehicle”	means:

(a)	a partnership of which the Founder is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Class B Ordinary Shares held by such partnership are solely dictated by the Founder;

(b)	a trust of which the Founder is a beneficiary and that meets the following conditions: (i) the Founder must in substance retain an element of control of the trust and any immediate holding companies of, or, if not permitted in the relevant tax jurisdiction, retain a beneficial interest in any and all of the Class B Ordinary Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or

(c)	a private company or other vehicle wholly-owned and wholly controlled by the Founder or by a trust referred to in paragraph (b) above;

APPENDIX I	THE AMENDED ARTICLES

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading or (ii) The Stock Exchange of Hong Kong Limited on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange, and for the avoidance of doubt, include the Listing Rules;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re- enactment thereof;

“Founder”	means Mr. Yuan Zhou;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“~~Founder~~Hong Kong”	means ~~Mr. Yuan Zhou~~the Hong Kong Special Administrative Region of the People’s Republic of China;

“~~Founder Affiliate~~Independent Non-executive Director”	means ~~any entity that is ultimately controlled by the Founder~~a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on The Stock Exchange of Hong Kong Limited;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

APPENDIX I	THE AMENDED ARTICLES

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 114;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 114;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association, or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non- natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

APPENDIX I	THE AMENDED ARTICLES

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	~~means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:~~

~~(a)~~	~~passed by~~ shall have the same meaning as ascribed thereto in the Companies Act and for the purpose of these Articles, the requisite majority shall be super- majority vote, being not less than ~~two-thirds~~three- fourths of the votes ~~cast by~~of such ~~Shareholders~~Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of ~~the Company of~~  which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution passed pursuant to Article 91. In computing the majority on a poll regard shall be had to the number of votes to which each Member is entitled by the Articles; ~~or~~

APPENDIX I	THE AMENDED ARTICLES

~~(b)~~	~~approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;~~

“~~Treasury Share~~Takeovers Code”	means ~~a Share held in the name of the Company as a treasury share in accordance with the Companies Act;~~The Codes and Takeovers and Mergers and Share Buy-backs issued by the Securities and Future Commission of Hong Kong; ~~and~~

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction~~.~~;

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

APPENDIX I	THE AMENDED ARTICLES

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot, and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

APPENDIX I	THE AMENDED ARTICLES

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges, and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the~~Subject to the Articles and compliance with the Listing Rules and the Takeover Code, and on the conditions that (a) no new Class of Shares with voting rights superior to those of Class A Ordinary Shares will be created; and (b) any variations in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~ as between the different Classes ~~(if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18~~will not result in the creation of new Class of Shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series, and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

APPENDIX I	THE AMENDED ARTICLES

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences, and relative, participating, optional, and other special rights, and any qualifications, limitations, and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

APPENDIX I	THE AMENDED ARTICLES

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

8A.07 8A.10	12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

~~14.~~	~~(a)~~	~~If either of the following events occurs and remains unchanged for 20 consecutive business days (a “Forced Conversion Event”): (i) the Founder serves as neither a Director nor the CEO, or (ii) the Founder is permanently incapable of acting as a Director and CEO as a result of a legal judgment or incapacity due to his then physical and/or mental condition, all Class B Ordinary Shares held by the Founder and/or any of the Founder Affiliates shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any Forced Conversion Event; provided, however, that a Forced Conversion Event shall not be deemed to take place if the Founder is removed as, or otherwise discharged from duty of, either a Director or the CEO on an involuntary basis; and~~

8A.17 8A.19	14.	Class B Ordinary Shares shall only be held by the Founder or a Director Holding Vehicle. Subject to the Listing Rules or other applicable laws or regulations, each Class B Ordinary Share shall be automatically converted into one Class A Ordinary Share upon the occurrence of any of the following events:

(a)	the death of the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the death of the Founder);

(b)	the holder of such Class B Ordinary Share ceasing to be a Director or a Director Holding Vehicle for any reason;

(c)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to be incapacitated for the purpose of performing his duties as a Director;

(d)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to no longer meet the requirements of a director set out in the Listing Rules; or

APPENDIX I	THE AMENDED ARTICLES

8A.18(1) 8A.18(2)	(e)	any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B Ordinary Share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Listing Rules (in which case the Company and the Founder or the Director Holding Vehicle must notify The Stock Exchange of Hong Kong Limited as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B Ordinary Share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder;

8A.21	~~(a)~~	~~upon (i) any sale, transfer, assignment, or disposition of any Class B Ordinary Shares by a Shareholder to any Person who is not a Founder or a Founder Affiliate, or (ii) upon a change of ultimate beneficial ownership of any Class B Ordinary Shares to any Person who is not a Founder or a Founder Affiliate, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For~~ for the avoidance of doubt, ~~(i) a sale, transfer, assignment, or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii)~~ the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B Ordinary Shares to secure ~~a holder’s~~  contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 14 unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in ~~the~~a third party ~~holding legal title to the relevant~~that is not the Founder or the Director Holding Vehicle wholly-owned and wholly controlled by the Founder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the ~~equal~~same number of Class A Ordinary Shares. ~~For purpose of this Article 14, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.~~

8A.21	15.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

APPENDIX I	THE AMENDED ARTICLES

8A.22	16.	All of the Class B Ordinary Shares in the authorised share capital shall be automatically re-designated into Class A Ordinary Shares in the event all of the Class B Ordinary Shares in issue are converted into Class A Ordinary Shares in accordance with Article 14 or Article 15, or that none of the holders of Class B Ordinary Shares at the time of the Company’s initial listing on The Stock Exchange of Hong Kong Limited hold any Class B Ordinary Shares, and no further Class B Ordinary Shares shall be issued by the Company.

~~16~~17.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

18.	Following the adoption of these Articles, the Company shall not issue any additional Class B Ordinary Shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class B Ordinary Shares other than in accordance with Article 20.

8A.09 8A.13	19.	The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class B Ordinary Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

8A.14	20.	No further Class B Ordinary Shares shall be issued by the Company, except with the prior approval of The Stock Exchange of Hong Kong Limited and pursuant to (i) an offer to subscribe for Shares made to all the Shareholder pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all the Shareholder by way of scrip dividends; or (iii) a Share subdivision or other similar capital reorganisation; provided that, each Shareholder shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of Shares by way of scrip dividends) Shares in the same class as the Shares then held by him, notwithstanding the provisions of Article 23; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class B Ordinary Shares does not take up any part of the Class B Ordinary Shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Ordinary Shares; and

(b)	to the extent that rights to Class A Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class B Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

APPENDIX I	THE AMENDED ARTICLES

8A.15	21.	In the event the Company reduces the number of Class A Ordinary Shares in issue (e.g. through a purchase of its own shares), the holders of Class B Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, whether through a conversion of a portion of their Class B Ordinary Shares or otherwise, if the reduction in the number of Class A Ordinary Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares to the total number of shares in issue.

8A.16	22.	The Company shall not vary the rights of the Class B Ordinary Shares so as to increase the weighted voting rights attached to each Class B Ordinary Share.

8A.07	~~17~~23.	Save and except for voting rights and conversion rights as set out in Articles 12 to ~~16~~22 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

App 3 r.15	~~18~~24.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of all of the issued Shares of that Class or with the sanction of ~~an Ordinary~~a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. ~~For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~

~~19~~25.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. ~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

APPENDIX I	THE AMENDED ARTICLES

CERTIFICATES

~~20~~26.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

8A.38	~~21~~27.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

~~22~~28.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

~~23~~29.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

~~24~~30.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~25~~31.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

APPENDIX I	THE AMENDED ARTICLES

LIEN

~~26~~32.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

~~27~~33.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~28~~34.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~29~~35.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~30~~36.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

~~31~~37.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

APPENDIX I	THE AMENDED ARTICLES

~~32~~38.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~33~~39.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~34~~40.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~35~~41.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~36~~42.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~37~~43.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~38~~44.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

APPENDIX I	THE AMENDED ARTICLES

~~39~~45.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~40~~46.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~41~~47.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~42~~48.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~43~~49.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~44~~50.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The instrument of transfer of any Share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

APPENDIX I	THE AMENDED ARTICLES

~~45~~51.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

App 3 r.7(1)	~~46~~52.	The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

~~47~~53.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

~~48~~54.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

APPENDIX I	THE AMENDED ARTICLES

~~49~~55.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~50~~56.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~51~~57.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~52~~58.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~53~~59.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

APPENDIX I	THE AMENDED ARTICLES

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~54~~60.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~55~~61.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles~~; and~~, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~56~~62.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~57~~63.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~58~~64.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

~~59.~~	~~The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.~~

~~60.~~	~~The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).~~

APPENDIX I	THE AMENDED ARTICLES

GENERAL MEETINGS

~~61~~65.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

App 3 r.14(1)	~~62~~66.	(a)	The Company ~~may (but shall not be obliged to) in each calendar year~~shall hold a general meeting as its annual general meeting ~~and shall specify the~~ in each financial year. The annual general meeting shall be specified as such in the notices calling it. ~~The annual general meeting~~, and shall be held at such time and place as may be determined by the Directors

		(b)	At these meetings the report of the Directors (if any) shall be presented.

	~~63~~67.	(a)	The Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

8A.23 App 3 r.14(5)	(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than ~~one-third (1/3) of all votes attaching to all issued and outstanding Shares~~one-tenth of the paid up capital of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing ~~more than one-half of the total voting rights of all of them~~not less than one-tenth of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

APPENDIX I	THE AMENDED ARTICLES

NOTICE OF GENERAL MEETINGS

~~64.~~	~~At least seven (7) calendar~~

App 3 r.14(2)	68.	An annual general meeting shall be called by not less than 21 days’ notice ~~shall be given for~~in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the ~~general nature of the business~~particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is ~~so~~ agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

~~65~~69.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~66~~70.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ~~one-third (1/3)~~10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis) Present, shall be a quorum for all purposes.

~~67~~71.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

~~68~~72.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

APPENDIX I	THE AMENDED ARTICLES

~~69~~73.	The Chairman, if any, shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~70~~74.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

~~71~~75.	The chairman of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~72~~76.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. The Directors shall fix the date, time and place for the reconvened meeting and at least seven clear days’ notice shall be given for the reconvened meeting in the manner specified in Article 164, and such notice shall specify the date, time and place at which the postponed meeting will be reconvened, and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy).

APPENDIX I	THE AMENDED ARTICLES

~~73~~77.	At any general meeting a resolution put to the vote of the meeting shall be decided on a ~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by~~poll save that the chairman of the meeting ~~or any Shareholder holding not less than ten percent (10%) of the votes attaching to the Shares Present, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.~~ may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

~~74~~78.	If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~75~~79.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

~~76~~80.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

App 3 r.14(3)	~~77~~81.	Subject to any rights and restrictions for the time being attached to any Share, (a) every Shareholder Present shall, at a general meeting of the Company, have the right to speak; and (b) on a show of hands every Shareholder Present at the meeting shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder. On a poll a Shareholder entitled to more than one vote is under no obligation to cast all his votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

APPENDIX I	THE AMENDED ARTICLES

8A.24	82.	Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum or these Articles, including the variation of the rights attached to any class of shares;

(b)	the appointment, election or removal of any Independent Non-executive Director;

(c)	the appointment or removal of the Auditors; or

(d)	the voluntary liquidation or winding-up of the Company.

Notwithstanding the foregoing, where a holder of Class B Ordinary Shares is permitted by The Stock Exchange of Hong Kong Limited from time to time to exercise more than one vote per Share when voting on a resolution to amend the Memorandum or these Articles, any holder of Class B Ordinary Share may elect to exercise such number of votes per Share as is permitted by The Stock Exchange of Hong Kong Limited, up to the maximum number of votes attached to each Class B Ordinary Share as set out in Article 81.

~~78~~83.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~79~~84.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

App 3 r.14(4)	~~80~~85.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid. Where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

~~81.~~	~~On a poll votes may be given either personally or by proxy.~~

APPENDIX I	THE AMENDED ARTICLES

App 3 r.18	86.	A Shareholder entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as their proxy to attend and vote instead of them and a proxy so appointed shall have the same right as the Shareholder to speak at the meeting. Votes may be given either personally or by proxy. A proxy need not be a Shareholder. A Shareholder may appoint any number of proxies to attend in their stead at any one general meeting or at any one class meeting.

~~82~~87.	Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy ~~on a show of hand~~to attend and vote instead of them. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

~~83~~88.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~84~~89.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~85~~90.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

APPENDIX I	THE AMENDED ARTICLES

~~86~~91.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~87~~92.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

App 3 r.19	~~88~~93.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS

~~89~~94.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Chairman shall be the Founder, as long as the Founder is a Director. In the event that the Founder is not a Director, the Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office, and the period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

APPENDIX I	THE AMENDED ARTICLES

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	Notwithstanding any provisions to the contrary in these Articles, at a general meeting convened at the request of or by requisitionists pursuant to Article 67, a person may be appointed or elected as a Director (other than an Independent Non-executive Director), or removed (with or without cause) as a Director (other than an Independent Non-executive Director), and the size of the Board may be increased by an ordinary resolution. For the purposes of this Article 94(d), an ordinary resolution means a resolution passed by Shareholders who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and who together hold a simple majority of the votes carried by the issued Shares carrying the right to vote as at the record date of such general meeting. For the avoidance of doubt, a resolution in respect of the appointment, election or removal of any Independent Non-executive Director at a general meeting convened at the request of or by requisitionists pursuant to Article 67 shall be passed in accordance with Article 82.

8A.29	(e)	At every annual general meeting of the Company the Independent Non-Executive Directors for the time being shall retire from office by rotation provided that every Independent Non-Executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-Executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat.

App 3 r.4(2)	(~~d~~f)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board arising from the office of any other Director being vacated in any of the circumstances described in Article 95 or Article 128, or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

(~~e~~g)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

APPENDIX I	THE AMENDED ARTICLES

App 3 r.4(2) r.4(3)	~~90~~95.	A Director (including a managing Director or other executive Director) may be removed (with or without cause) ~~may be removed (with or without cause)~~  from office by Ordinary Resolution of the Company before the expiration of his or her term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

~~91.~~	~~The~~

96.	Subject to these Articles, the Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 67 and Article 94, Article 67 and Article 94 shall prevail.

~~92~~97.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings. No mandatory retirement age shall apply to Directors.

~~93~~98.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~94~~99.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

INDEPENDENT NON-EXECUTIVE DIRECTORS

100.	The role of an Independent Non-executive Director shall include, but is not limited to:

8A.26 App 14 r.A.6.2 r.A.6.7 r.A.6.8	(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

	(b)	taking the lead where potential conflicts of interests arise;

APPENDIX I	THE AMENDED ARTICLES

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

101.	The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the members.

102.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

~~95~~103.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director ’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

~~96~~104.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

APPENDIX I	THE AMENDED ARTICLES

POWERS AND DUTIES OF DIRECTORS

~~97~~105.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~98~~106.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~99~~107.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~100~~108.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~101~~109.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

APPENDIX I	THE AMENDED ARTICLES

~~102~~110.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~103~~111.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~104~~112.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~105~~113.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

NOMINATION COMMITTEE

8A.27 App 14 r.A.5	114.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

APPENDIX I	THE AMENDED ARTICLES

8A.28	115.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director.

116.	The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the The Stock Exchange of Hong Kong Limited’s Website and the Company’s Website.

117.	The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities.

118.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

CORPORATE GOVERNANCE COMMITTEE

8A.30 App 14 r.D.3.1	119.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	review and monitor the training and continuous professional development of Directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

APPENDIX I	THE AMENDED ARTICLES

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	review the Company’s compliance with the code and disclosure in the Corporate Governance Report;

(f)	review and monitor whether the Company is operated and managed for the benefit of all of its members;

(g)	confirm, on an annual basis, that each holder of Class B Ordinary Shares (or where a holder is a Director Holding Vehicle, the person holding and controlling such vehicle) has been a Director throughout the year and that none of the events set out in Article 14 have occurred during the relevant financial year;

(h)	confirm, on an annual basis, that each holder of Class B Ordinary Shares (or where a holder is a Director Holding Vehicle, the Director holding and controlling such vehicle) has complied with Articles 14, 20, 21 and 84 throughout the year;

(i)	review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other;

(j)	review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on the one hand, and any holder of Class B Ordinary Shares on the other, and make a recommendation to the Board on any such transaction;

(k)	make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)	seek to ensure effective and on-going communication between the Company and its members, particularly with regards to the requirements of Article 173;

(m)	report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of this Article 119; and

(n)	disclose, on a comply or explain basis, its recommendations to the Board in respect of matters in Articles 119 (i) to (k) (i) in the report referred to in Article 119 (m).

8A.31	120.	The Corporate Governance Committee shall comprise entirely of Independent Non- executive Directors, one of whom shall act as its chairman.

APPENDIX I	THE AMENDED ARTICLES

8A.32	121.	The Corporate Governance Report produced by the Company pursuant to the Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 114, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

3A.23 8A.33	122.	The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where The Stock Exchange of Hong Kong Limited makes an inquiry of the Company under the Listing Rules.

8A.34	123.	The Board shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

APPENDIX I	THE AMENDED ARTICLES

BORROWING POWERS OF DIRECTORS

~~106~~124.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~107~~125.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~108~~126.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~109~~127.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~110~~128.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

APPENDIX I	THE AMENDED ARTICLES

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~111~~129.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~112~~130.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~113~~131.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office~~,~~ including the Chairman; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~114~~132.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

APPENDIX I	THE AMENDED ARTICLES

~~115~~133.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

~~116~~134.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

~~117~~135.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~118~~136.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~119~~137.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

APPENDIX I	THE AMENDED ARTICLES

~~120~~138.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~121~~139.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be chairman of the meeting.

~~122~~140.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~123~~141.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~124~~142.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

~~125~~143.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

~~126~~144.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

APPENDIX I	THE AMENDED ARTICLES

~~127~~145.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~128~~146.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

~~129~~147.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~130~~148.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~131~~149.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~132~~150.	No dividend shall bear interest against the Company.

~~133~~151.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~134~~152.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

APPENDIX I	THE AMENDED ARTICLES

~~135~~153.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~136~~154.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

~~137~~155.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~138.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

App 3 r.17	156.	The Company shall at every annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The removal of an auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board.

~~139~~157.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

~~140~~158.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~141~~159.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

APPENDIX I	THE AMENDED ARTICLES

CAPITALIZATION OF RESERVES

~~142~~160.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

APPENDIX I	THE AMENDED ARTICLES

~~143~~161.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~144~~162.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~145~~163.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~146~~164.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

APPENDIX I	THE AMENDED ARTICLES

~~147~~165.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

~~148~~166.	Any Shareholder ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~149~~167.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic ~~means~~mail, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~150~~168.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

APPENDIX I	THE AMENDED ARTICLES

~~151~~169.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~152~~170.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~153~~171.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

App 3 r.20	172.	Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

COMMUNICATION WITH SHAREHOLDERS AND DISCLOSURE

8A.35	173.	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix 14 of the Listing Rules regarding communication with Shareholders or Members of the Company.

8A.37	174.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

APPENDIX I	THE AMENDED ARTICLES

175.	The Company shall, in its listing documents and its interim and annual reports:

8A.39	(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Director holding and controlling such vehicle);

8A.40	(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

8A.41	(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

INDEMNITY

~~154~~176.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~155~~177.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

APPENDIX I	THE AMENDED ARTICLES

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~156~~178.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~157~~179.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

App 3 r.21	~~158~~180.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~159~~181.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

APPENDIX I	THE AMENDED ARTICLES

AMENDMENT OF ARTICLES OF ASSOCIATION

App 3 r.16	~~160~~182.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~161~~183.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

~~162~~184.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~163~~185.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~164~~186.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

APPENDIX I	THE AMENDED ARTICLES

DISCLOSURE

~~165~~187.	The Directors, or any service providers (including the officers, the Secretary and the ~~registered office~~Registered Office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

~~166~~188.	For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman ~~Courts~~ Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to the Company~~, the~~ and without prejudice to Article 189, the Company, its Members, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands ~~shall be the sole and exclusive forum~~and Hong Kong, to the exclusion of other jurisdictions, for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

~~167~~189.	~~Unless the Company consents in writing to the selection of an alternative forum~~Notwithstanding Article 188, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

APPENDIX I	THE AMENDED ARTICLES

PART B THE AMENDED ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~TENTH~~ELEVENTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ZHIHU INC. 知乎

(Adopted by ~~a Special Resolution~~special resolution passed on ~~March 18, 2021~~[●]and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~on [●])

1.	The name of the Company is Zhihu Inc. 知乎.

2.	The Registered Office of the Company will be situated at the ~~offices of~~  offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I	THE AMENDED ARTICLES

7.	The authorized share capital of the Company is US$200,000 divided into 1,600,000,000 shares comprising of (i) ~~1,500,000,000~~1,550,000,000 Class A Ordinary Shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B Ordinary Shares of a par value of US$0.000125 each~~, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles.~~ Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX I	THE AMENDED ARTICLES

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~TENTH~~ELEVENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

ZHIHU INC. 知乎

(Adopted by ~~a Special Resolution~~special resolution passed on ~~March 18, 2021~~[●]and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~on [●])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in- law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX I	THE AMENDED ARTICLES

“associate”	shall have the meaning given to it in the Listing Rules;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

~~“CEO”~~	~~means the chief executive officer of the Company;~~

“Chairman”	means the chairman of the Board of Directors;

“close associate”	shall have the meaning given to it in the Listing Rules;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.000125 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.000125 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Companies Ordinance”	means the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as in force from time to time;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing, and/or any other video- communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

APPENDIX I	THE AMENDED ARTICLES

“Company”	means Zhihu Inc. 知乎, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	shall have the meaning given to it in the Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 113;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Listing Rules;

“Director”	means any director from time to time of the Company;

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading or (ii) The Stock Exchange of Hong Kong Limited on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange, and for the avoidance of doubt, include the Listing Rules;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

APPENDIX I	THE AMENDED ARTICLES

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Founder”	means Mr. Yuan Zhou;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“~~Founder~~Hong Kong”	means ~~Mr. Yuan Zhou~~the Hong Kong Special Administrative Region of the People’s Republic of China;

“~~Founder Affiliate~~Independent Non-executive Director”	means ~~any entity that is ultimately controlled by the Founder~~a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on The Stock Exchange of Hong Kong Limited;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 108;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 108;

APPENDIX I	THE AMENDED ARTICLES

“Ordinary Resolution”	means a resolution:

(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association, or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

APPENDIX I	THE AMENDED ARTICLES

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

APPENDIX I	THE AMENDED ARTICLES

“Special Resolution”	~~means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:~~

~~(a)~~	~~passed by~~ shall have the same meaning as ascribed thereto in the Companies Act and for the purpose of these Articles, the requisite majority shall be super-majority vote, being not less than ~~two-thirds~~three-fourths of the votes ~~cast by~~of such ~~Shareholders~~Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of ~~the Company of~~  which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution passed pursuant to Article 85. In computing the majority on a poll regard shall be had to the number of votes to which each Member is entitled by the Articles; ~~or~~

~~(b)~~	~~approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;~~

“~~Treasury Share~~Takeovers Code”	means ~~a Share held in the name of the Company as a treasury share in accordance with the Companies Act;~~The Codes and Takeovers and Mergers and Share Buy-backs issued by the Securities and Future Commission of Hong Kong; and

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

APPENDIX I	THE AMENDED ARTICLES

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

APPENDIX I	THE AMENDED ARTICLES

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot, and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges, and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

APPENDIX I	THE AMENDED ARTICLES

9.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the~~ Subject to the Articles and compliance with the Listing Rules and the Takeover Code, and on the conditions that (a) no new Class of Shares with voting rights superior to those of Class A Ordinary Shares will be created; and (b) any variations in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~  as between the different Classes ~~(if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18~~will not result in the creation of new Class of Shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series, and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

APPENDIX I	THE AMENDED ARTICLES

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences, and relative, participating, optional, and other special rights, and any qualifications, limitations, and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

8A.07 8A.10	12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

APPENDIX I	THE AMENDED ARTICLES

14.	(a) If either of the following events occurs and remains unchanged for 20 consecutive business days (a “Forced Conversion Event”): (i) the Founder serves as neither a Director nor the CEO, or (ii) the Founder is permanently incapable of acting as a Director and CEO as a result of a legal judgment or incapacity due to his then physical and/or mental condition, all Class B Ordinary Shares held by the Founder and/or any of the Founder Affiliates shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any Forced Conversion Event; provided, however, that a Forced Conversion Event shall not be deemed to take place if the Founder is removed as, or otherwise discharged from duty of, either a Director or the CEO on an involuntary basis; and

(~~a~~b) upon (i) any sale, transfer, assignment, or disposition of any Class B Ordinary Shares by a Shareholder to any Person who is not a Founder or a Founder Affiliate, or (ii) upon a change of ultimate beneficial ownership of any Class B Ordinary Shares to any Person who is not a Founder or a Founder Affiliate, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment, or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder ’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the equal number of Class A Ordinary Shares. For purpose of this Article 14, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

8A.21	15.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

16.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.	Following the adoption of these Articles, the Company shall not issue any additional Class B Ordinary Shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class B Ordinary Shares without the written consent of the majority of existing holders of Class B Ordinary Shares.

APPENDIX I	THE AMENDED ARTICLES

8A.07	~~17~~18.	Save and except for voting rights and conversion rights as set out in Articles 12 to ~~16~~17 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

App 3 r.15	~~18~~19.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of all of the issued Shares of that Class or with the sanction of ~~an Ordinary~~a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

~~19~~20.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. ~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

CERTIFICATES

~~20~~21.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

APPENDIX I	THE AMENDED ARTICLES

8A.38	~~21~~22.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

~~22~~23.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member ’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

~~23~~24.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

~~24~~25.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~25~~26.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

~~26~~27.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

APPENDIX I	THE AMENDED ARTICLES

~~27~~28.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~28~~29.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~29~~30.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~30~~31.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

~~31~~32.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~32~~33.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~33~~34.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

APPENDIX I	THE AMENDED ARTICLES

~~34~~35.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~35~~36.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~36~~37.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~37~~38.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~38~~39.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~39~~40.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~40~~41.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~41~~42.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

APPENDIX I	THE AMENDED ARTICLES

~~42~~43.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~43~~44.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~44~~45.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The instrument of transfer of any Share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

~~45~~46.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

APPENDIX I	THE AMENDED ARTICLES

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

App 3 r.7(1)	~~46~~47.	The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

~~47~~48.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

~~48~~49.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

~~49~~50.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~50~~51.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

APPENDIX I	THE AMENDED ARTICLES

REGISTRATION OF EMPOWERING INSTRUMENTS

~~51~~52.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~52~~53.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~53~~54.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~54~~55.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~55~~56.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

APPENDIX I	THE AMENDED ARTICLES

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles~~; and~~, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~56~~57.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~57~~58.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~58~~59.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

~~59~~.	 ~~The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.~~

~~60~~.	 ~~The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).~~

GENERAL MEETINGS

~~61~~60.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

App 3 r.14(1)	~~62~~61.	(a)	The Company ~~may (but shall not be obliged to) in each calendar year~~shall hold a general meeting as its annual general meeting ~~and shall specify the~~ in each financial year. The annual general meeting shall be specified as such in the notices calling it~~. The annual general meeting~~, and shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~63~~62.	(a)	The Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

APPENDIX I	THE AMENDED ARTICLES

(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

App 3 r.14(2)	~~64~~.63.	~~At least seven (7) calendar~~. An annual general meeting shall be called by not less than 21 days’ notice ~~shall be given for~~in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the ~~general nature of the business~~particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is ~~so~~ agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

APPENDIX I	THE AMENDED ARTICLES

~~65~~64.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~66~~65.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ~~one-third (1/3)~~10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis) Present, shall be a quorum for all purposes.

~~67~~66.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

~~68~~67.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~69~~68.	The Chairman, if any, shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~70~~69.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

APPENDIX I	THE AMENDED ARTICLES

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

~~71~~70.	The chairman of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~72~~71.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. The Directors shall fix the date, time and place for the reconvened meeting and at least seven clear days’ notice shall be given for the reconvened meeting in the manner specified in Article 158, and such notice shall specify the date, time and place at which the postponed meeting will be reconvened, and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy).

~~73~~72.	At any general meeting a resolution put to the vote of the meeting shall be decided on a ~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by~~poll save that the chairman of the meeting ~~or any Shareholder holding not less than ten percent (10%) of the votes attaching to the Shares Present, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.~~ may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

~~74~~73.	If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

APPENDIX I	THE AMENDED ARTICLES

~~75~~74.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

~~76~~75.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

App 3 r.14(3)	~~77~~76.	Subject to any rights and restrictions for the time being attached to any Share, (a) every Shareholder Present shall, at a general meeting of the Company, have the right to speak; and (b) on a show of hands every Shareholder Present at the meeting shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder. On a poll a Shareholder entitled to more than one vote is under no obligation to cast all his votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

~~78~~77.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~79~~78.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

App 3 r.14(4)	~~80~~79.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid. Where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

~~81~~.	 ~~On a poll votes may be given either personally or by proxy.~~

APPENDIX I	THE AMENDED ARTICLES

App 3 r.18	80.	A Shareholder entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as their proxy to attend and vote instead of them and a proxy so appointed shall have the same right as the Shareholder to speak at the meeting. Votes may be given either personally or by proxy. A proxy need not be a Shareholder. A Shareholder may appoint any number of proxies to attend in their stead at any one general meeting or at any one class meeting.

~~82~~81.	Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy ~~on a show of hand~~to attend and vote instead of them. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

~~83~~82.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~84~~83.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~85~~84.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

APPENDIX I	THE AMENDED ARTICLES

~~86~~85.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~87~~86.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

App 3 r.19	~~88~~87.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS

~~89~~88.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Chairman shall be the Founder, as long as the Founder is a Director. In the event that the Founder is not a Director, the Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office, and the period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

APPENDIX I	THE AMENDED ARTICLES

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	Notwithstanding any provisions to the contrary in these Articles, at a general meeting convened at the request of or by requisitionists pursuant to Article 62, a person may be appointed or elected as a Director (other than an Independent Non-executive Director), or removed (with or without cause) as a Director (other than an Independent Non-executive Director), and the size of the Board may be increased by an ordinary resolution. For the purposes of this Article 88(d), an ordinary resolution means a resolution passed by Shareholders who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and who together hold a simple majority of the votes carried by the issued Shares carrying the right to vote as at the record date of such general meeting.

8A.29	(e)	At every annual general meeting of the Company the Independent Non-Executive Directors for the time being shall retire from office by rotation provided that every Independent Non-Executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-Executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat.

App 3 r.4(2)	(~~d~~f)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board arising from the office of any other Director being vacated in any of the circumstances described in Article 89 or Article 122, or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

(~~e~~g)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

App 3 r.4(2) r.4(3)	~~90~~89.	A Director (including a managing Director or other executive Director) may be removed (with or without cause) ~~may be removed (with or without cause)~~  from office by Ordinary Resolution of the Company before the expiration of his or her term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

APPENDIX I	THE AMENDED ARTICLES

~~91~~90.	~~The~~ Subject to these Articles, the Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 62 and Article 88, Article 62 and Article 88 shall prevail.

~~92~~91.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings. No mandatory retirement age shall apply to Directors.

~~93~~92.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~94~~93.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

INDEPENDENT NON-EXECUTIVE DIRECTORS

94.	The role of an Independent Non-executive Director shall include, but is not limited to:

8A.26 App 14 r.A.6.2 r.A.6.7 r.A.6.8	(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

	(b)	taking the lead where potential conflicts of interests arise;

	(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

	(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

95.	The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the members.

APPENDIX I	THE AMENDED ARTICLES

96.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

~~95~~97.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

~~96~~98.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

~~97~~99.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~98~~100.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

APPENDIX I	THE AMENDED ARTICLES

~~99~~101.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~100~~102.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~101~~103.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

~~102~~104.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~103~~105.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

APPENDIX I	THE AMENDED ARTICLES

~~104~~106.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~105~~107.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

NOMINATION COMMITTEE

8A.27 App 14 r.A.5	108.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

8A.28	109.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director.

110.	The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the The Stock Exchange of Hong Kong Limited’s Website and the Company’s Website.

111.	The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities.

APPENDIX I	THE AMENDED ARTICLES

112.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

CORPORATE GOVERNANCE COMMITTEE

8A.30 App 14 r.D.3.1	113.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	review and monitor the training and continuous professional development of Directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	review the Company’s compliance with the code and disclosure in the Corporate Governance Report;

(f)	review and monitor whether the Company is operated and managed for the benefit of all of its members;

APPENDIX I	THE AMENDED ARTICLES

(g)	review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other;

(h)	review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on the one hand, and any holder of Class B Ordinary Shares on the other, and make a recommendation to the Board on any such transaction;

(i)	make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(j)	seek to ensure effective and on-going communication between the Company and its members, particularly with regards to the requirements of Article 167;

(k)	report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of this Article 113; and

(l)	disclose, on a comply or explain basis, its recommendations to the Board in respect of matters in Articles 113 (i) to (k) (i) in the report referred to in Article 113 (m).

8A.31	114.	The Corporate Governance Committee shall comprise entirely of Independent Non- executive Directors, one of whom shall act as its chairman.

8A.32	115.	The Corporate Governance Report produced by the Company pursuant to the Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 108, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

3A.23 8A.33	116.	The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

APPENDIX I	THE AMENDED ARTICLES

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where The Stock Exchange of Hong Kong Limited makes an inquiry of the Company under the Listing Rules.

8A.34	117.	The Board shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

BORROWING POWERS OF DIRECTORS

~~106~~118.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~107~~119.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

APPENDIX I	THE AMENDED ARTICLES

~~108~~120.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~109~~121.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~110~~122.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~111~~123.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

APPENDIX I	THE AMENDED ARTICLES

~~112~~124.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~113~~125.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairman; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~114~~126.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~115~~127.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

APPENDIX I	THE AMENDED ARTICLES

~~116~~128.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

~~117~~129.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~118~~130.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~119~~131.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~120~~132.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~121~~133.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be chairman of the meeting.

~~122~~134.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

APPENDIX I	THE AMENDED ARTICLES

~~123~~135.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~124~~136.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

~~125~~137.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

~~126~~138.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~127~~139.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~128~~140.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

APPENDIX I	THE AMENDED ARTICLES

~~129~~141.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~130~~142.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~131~~143.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~132~~144.	No dividend shall bear interest against the Company.

~~133~~145.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~134~~146.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~135~~147.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~136~~148.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

~~137~~149.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

APPENDIX I	THE AMENDED ARTICLES

~~138~~.	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

App 3 r.17	150.	The Company shall at every annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The removal of an auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board.

~~139~~151.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

~~140~~152.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~141~~153.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES

~~142~~154.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

APPENDIX I	THE AMENDED ARTICLES

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~143~~155.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

APPENDIX I	THE AMENDED ARTICLES

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~144~~156.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~145~~157.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~146~~158.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~147~~159.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

~~148~~160.	Any Shareholder present, either personally or by proxy,Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~149~~161.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

APPENDIX I	THE AMENDED ARTICLES

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic ~~means~~mail, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~150~~162.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~151~~163.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~152~~164.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

APPENDIX I	THE AMENDED ARTICLES

~~153~~165.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

App 3 r.20	166.	Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

COMMUNICATION WITH SHAREHOLDERS AND DISCLOSURE

8A.35	167.	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix 14 of the Listing Rules regarding communication with Shareholders or Members of the Company.

8A.37	168.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

169.	The Company shall, in its listing documents and its interim and annual reports:

8A.39	(a)	identify the holders of Class B Ordinary Shares;

8A.40	(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

8A.41	(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

APPENDIX I	THE AMENDED ARTICLES

INDEMNITY

~~154~~170.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~155~~171.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~156~~172.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

APPENDIX I	THE AMENDED ARTICLES

NON-RECOGNITION OF TRUSTS

~~157~~173.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

App 3 r.21	~~158~~174.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~159~~175.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

App 3 r.16	~~160~~176.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

APPENDIX I	THE AMENDED ARTICLES

CLOSING OF REGISTER OR FIXING RECORD DATE

~~161~~177.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

~~162~~178.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~163~~179.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~164~~180.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~165~~181.	The Directors, or any service providers (including the officers, the Secretary and the ~~registered office~~Registered Office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

APPENDIX I	THE AMENDED ARTICLES

EXCLUSIVE FORUM

~~166~~182.	For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman ~~Courts~~ Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to the Company~~, the~~ and without prejudice to Article 183, the Company, its Members, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands ~~shall be the sole and exclusive forum~~and Hong Kong, to the exclusion of other jurisdictions, for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

~~167~~183.	~~Unless the Company consents in writing to the selection of an alternative forum~~ Notwithstanding Article 182, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 317,193,232 Shares, out of which 297,965,640 were Class A Ordinary Shares (excluding the 8,875,063 Bulk Issuance Shares as of the Latest Practicable Date) and

19,227,592 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 6 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 317,193,232 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 31,719,323 Shares, representing 10% of the total number of issued Shares in issue as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Prospectus of the Company for the year ended December 31, 2021) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder ’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhou. Mr. Zhou beneficially owns 17,626,986 Class A Ordinary Shares and 19,227,592 Class B Ordinary Shares, representing approximately 42.82% of the voting rights in the Company (excluding the 8,875,063 Bulk Issuance Shares as of the Latest Practicable Date). Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class  B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhou to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
2022	HK$	HK$
April (since the date of Listing)	27.0	22.5
May (up to Latest Practicable Date)	26.35	20.0

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

As the Company has been listed on the Stock Exchange for less than 6 months, during the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	Mr. Dahai Li

Position and experience

Mr. Dahai Li (李大海), aged 41, is an executive Director and has served as our Chief Technology Officer since May 2018. Mr. Li served as our senior vice president from December 2015 to April 2018. Mr. Li oversees the technology research and development of our Group. Prior to joining us, Mr. Li served in several positions, including the head of search technology, at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr.  Li received a bachelor ’s degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master ’s degree in mathematics from Peking University in July 2006.

Save as disclosed above, Mr. Li has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement between Mr. Li and the Company, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO: (a) 1,673,042 Class A Ordinary Shares held by a controlled corporation, Ocean Alpha Investment Limited; (b) 1,106,198 Class A Ordinary Shares held by a controlled corporation, SEA & SANDRA Global Limited; and (c) 99,450 Class A Ordinary Shares underlying the ADSs held by Mr. Li. The entire interest in Ocean Alpha Investment Limited is held by a trust that was established by Mr. Dahai Li for the benefit of him and his family. SEA & SANDRA Global Limited is wholly-owned by Mr. Li. Mr. Li is therefore deemed to be interested in the Shares held by Ocean Alpha Investment Limited and SEA & SANDRA Global Limited.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Li is not entitled to receive any annual director ’s fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Li to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Li that need to be brought to the attention of the Shareholders.

(2)	Mr. Dingjia Chen

Position and experience

Mr. Dingjia Chen (陳定佳), aged 40, is a non-executive Director of the Company. Mr. Chen has served as the chief technology officer at Kuaishou Technology (HKEX: 1024) since November 2015, primarily responsible for technology development, product testing, operation maintenance, and certain new businesses of the Kuaishou group. Before joining the Kuaishou group, Mr.  Chen worked at Tencent Technology (Shenzhen) Co., Ltd. from July  2005 to January 2015 and Guangzhou Tencent Technology Co., Ltd. from February 2015 to October 2015, where he served various roles including group leader, chief leader, and assistant general manager. Mr. Chen received his bachelor ’s degree in computer software from the School of Software, Tsinghua University in Beijing, China in July 2005.

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement between Mr. Chen and the Company, his initial term of office is three years commencing from the appointment date. He is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director ’s emoluments

Mr. Chen is not entitled to receive any annual director ’s fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the Shareholders.

(3)	Mr. Derek Chen

Position and experience

Mr. Derek Chen, aged 46, has been appointed as an independent non-executive Director with effect from the date of this prospectus. Mr. Chen has significant experience in the private equity and fintech industries. He was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF (Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master ’s degree in business administration from Columbia Business School in 2001.

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Length of service

Pursuant to the director agreement between Mr. Chen and the Company, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. He is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

Pursuant to the aforesaid director agreement, Mr. Chen is entitled to 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) of the Company. As at the Latest Practicable Date, the restricted shares have not been granted.

Director ’s emoluments

Pursuant to the aforesaid director agreement, Mr. Chen is entitled to receive an annual director ’s fee of US$52,500 and 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) of the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the Shareholders.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 10, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Zhihu Inc. (the “Company”) will be held at 11:00 a.m., Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution (as defined below) at each of the class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each (the “Class A Meeting”) and the class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association (the “Existing Articles”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022 (the “Circular”), by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”): Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”) and by incorporating the Non-Class-Based Resolution (as defined below);

NOTICE OF THE ANNUAL GENERAL MEETING

2.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part B of Appendix I to the Circular, by

(a)	incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 4(2)-(3), 14(1)-(5), 15 to 18, 20, and 21 of Appendix 3 to the Listing Rules, and (ii) Rules 8A.26 to 8A.35 and 8A.37 to 8A.41 of the Listing Rules;

(b)	lowering the quorum of general meeting (which is not a class meeting) from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company (on a one vote per share basis);

(c)	incorporating the requirement that where a general meeting is postponed by the Company’s directors, such meeting shall be postponed to a specific date, time, and place;

(d)	removing the directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, as well as the directors’ powers to authorize the division of shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A ordinary shares as well as making the directors’ powers to issue preferred shares under the Existing Articles to be subject to the articles of association of the Company, compliance with the Hong Kong Listing Rules and the Code on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong, as amended, supplemented, or otherwise modified from time to time (the “Takeovers Code”), and the conditions that (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (ii) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A ordinary shares; and

NOTICE OF THE ANNUAL GENERAL MEETING

(e)	clarifying that (i) the Company, its shareholders, directors, and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the shareholders, any action asserting a claim arising pursuant to any provision of the Companies Act or the articles of association of the Company, or any action asserting a claim against the Company that if brought in the United States would be a claim arising under the internal affairs doctrine; and (ii) the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company

(collectively, the “Non-Class-Based Resolution”);

3.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the reports of the directors of the Company and auditor thereon;

4.	as an ordinary resolution, to re-elect the following retiring directors of the Company:

(a)	(i)	to re-elect Mr. Dahai Li as an executive director;

(ii)	to re-elect Mr. Dingjia Chen as a non-executive director;

(iii)	to re-elect Mr. Derek Chen as an independent non-executive director; and

(b)	to authorize the board of directors of the Company (the “Board”) to fix the remuneration of directors of the Company;

5.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2012 Plan and the 2022 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the directors to shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

6.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or ADSs on The Stock Exchange of Hong Kong Limited (the “HKEX”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HKEX for this purpose, provided that the total number of shares and/or shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

7.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 5 and 6 of this notice of AGM (the “AGM Notice”), the general mandate referred to in the resolution set out in item 5 of the AGM Notice be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors pursuant to such general mandate of the number of shares and/or share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 6 of the AGM Notice, provided that such amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution); and

8.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.

The passing of the above resolutions requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company in the following manner:

1.	Class-Based Resolution: approval by a simple majority of the votes cast by the members of the Company of that class who are present and voting in person or by proxy at the Class A Meeting or Class B Meeting and by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

NOTICE OF THE ANNUAL GENERAL MEETING

2.	Non-Class-Based Resolution: approval by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

3.	Resolution 3 for approval and adoption of the 2021 annual financial statements: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

4.	Resolution 4 for re-election of the retiring directors: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

5.	Resolution 5 for granting of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

6.	Resolution 6 for granting of general mandate to repurchase shares and/or ADSs: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

7.	Resolution 7 for extension of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM; and

8.	Resolution 8 for re-appointment of auditor: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM.

The quorum of the AGM shall be one or more members holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the AGM.

Upon the passing of the Class-Based Resolution at each of the Class A Meeting and the Class B Meeting and the passing of the Class-Based Resolution and the Non-Class-Based Resolution at the AGM, the Existing Articles shall be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the Circular, which is marked to show the proposed changes that would be made.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 17, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 17, 2022, New York time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Attending the AGM

Only holders of record of shares as of the Share Record Date are entitled to attend and vote at the AGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors,
Zhihu Inc.

/s/ Yuan Zhou
Yuan Zhou
Chairman of the Board

NOTICE OF THE ANNUAL GENERAL MEETING

Head Office:	Registered Office:
A5 Xueyuan Road	PO Box 309
Haidian District	Ugland House
Beijing 100083	Grand Cayman KY1-1104
China	Cayman Islands

May 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

NOTICE OF THE CLASS A MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF CLASS A MEETING

to be held on June 10, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each (the “Class A Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, THAT subject to the passing of the Class-Based Resolution (as defined below) at the class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each and the passing of a special resolution at the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”).

The passing of the above resolution requires approval by a simple majority of the votes cast by the holders of Class A ordinary shares who are present and voting in person or by proxy at the Class A Meeting. The quorum of the Class A Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class A ordinary shares of the Company.

NOTICE OF THE CLASS A MEETING

Share Record Date and ADS Record Date

The board of directors of the Company has fixed the close of business on May 17, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares with a par value of US$0.000125 each. Holders of record of the Class A ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 17, 2022, New York time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Attending the Class A Meeting

Only holders of record of Class A ordinary shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

Proxy Forms and ADS Voting Cards

A holder of Class A ordinary shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Class A ordinary shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

NOTICE OF THE CLASS A MEETING

Holders of record of Class A ordinary shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class A ordinary shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/ Yuan Zhou
Yuan Zhou
Chairman of the Board

Head Office:	Registered Office:
A5 Xueyuan Road	PO Box 309
Haidian District	Ugland House
Beijing 100083	Grand Cayman KY1-1104
China	Cayman Islands

May 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

NOTICE OF THE CLASS B MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF CLASS B MEETING

to be held on June 10, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each (the “Class B Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:30 a.m., Beijing time (or soon after the class meeting of holders of Class A ordinary shares of the Company convened on the same date and at the same place as the Class B Meeting), on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as an ordinary resolution, THAT subject to the passing of the Class-Based Resolution (as defined below) at the class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each and the passing of a special resolution at the annual general meeting of the Company convened on the same date and at the same place as the Class B Meeting, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”).

The passing of the above resolution requires approval by a simple majority of the votes cast by the holders of Class B ordinary shares who are present and voting in person or by proxy at the Class B Meeting. The quorum of the Class B Meeting shall be one or more members or representing by proxy holding at least one-third in nominal or par value amount of the issued Class B ordinary shares of the Company.

NOTICE OF THE CLASS B MEETING

Share Record Date

The board of directors of the Company has fixed the close of business on May 17, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class B ordinary shares with a par value of US$0.000125 each. Holders of record of the Class B ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

Attending the Class B Meeting

Only holders of record of Class B ordinary shares as of the Share Record Date are entitled to attend and vote at the Class B Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

Proxy Forms

A holder of Class B ordinary shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B ordinary shares), which is available on our website at ir.zhihu.com.

Holders of record of Class B ordinary shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B ordinary shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong Time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class B Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/ Yuan Zhou
Yuan Zhou
Chairman of the Board

NOTICE OF THE CLASS B MEETING

Head Office:	Registered Office:
A5 Xueyuan Road	PO Box 309
Haidian District	Ugland House
Beijing 100083	Grand Cayman KY1-1104
China	Cayman Islands

May 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

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